

VIA PR NEWSWIRE DISCLOSE

ER 06/101

Company Announcements Office,
London Stock Exchange.

24th November, 2006.



EMI GROUP PLC

Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Wellington Management Company, LLP, a discretionary investment manager acting on behalf of its various clients, in a letter dated and received by fax on 24th November 2006, that it has decreased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 24th November 2006, had an interest in 69,169,017 shares, being 8.65% of the shares in issue.